EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR SHARES OF LIMITED LIABILITY COMPANY INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND'S TENDER OFFER.

November 30, 2023

Dear NB Private Markets Access Fund LLC Shareholder:

We are writing to inform you of important dates relating to a tender offer by NB Private Markets Access Fund LLC (formerly, “NB Crossroads Private Markets Access Fund LLC”) (the “Fund”). The Fund is offering to purchase an amount up to approximately 5.00% of the net assets of the Fund from shareholders of the Fund (“Shareholders”) at their net asset value calculated as of the valuation date of December 31, 2023.

If you are not interested in having the Fund repurchase some or all of your shares of limited liability company interests (including fractions thereof) (“Shares”) valued as of December 31, 2023, please disregard this notice and take no action. Shareholders are not required to participate in this tender offer and no action on your part is required if you are not interested in participating.

The tender offer period will begin on November 30, 2023 and, unless the offer is extended, will end at 11:59 p.m., Eastern Time, on Friday, December 29, 2023, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be tendered to the Fund for purchase only during one of the Fund's announced tender offers.

Should you wish to tender all or some of your Shares for purchase by the Fund during this tender offer period, please complete, sign and return the enclosed Letter of Transmittal so that it is received by UMB Fund Services, Inc. (“UMBFS”) no later than 11:59 p.m., Eastern Time, on Friday, December 29, 2023. You can either (i) mail or otherwise deliver the Letter of Transmittal to NB Private Markets Access Fund LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator (if by fax, please deliver an original, executed copy promptly thereafter).

If you are a client of Merrill Lynch, Pierce, Fenner & Smith, Incorporated (“Merrill Lynch”) and wish to tender your Shares for purchase by the Fund, please contact your Merrill Lynch financial advisor, who will assist you in entering the order for your account. Shareholders that are Merrill Lynch clients and do not wish to tender their Shares, please disregard this notice.

If you are a client of NB Private Wealth and wish to tender your Shares for purchase by the Fund, please contact your NB Private Wealth team, who can assist with entering the tender request. If you do not wish to tender your Shares, please disregard this notice and no action is required.

No action is required if you are not interested in tendering your Shares for repurchase.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at UMBFS at (844) 448-4480.

Sincerely,

NB Private Markets Access Fund LLC